EXHIBIT 99.1

POET Technologies to Participate at OFC 2022

Expands Investor and Public Relations Programs in Support of Future Nasdaq Listing

TORONTO, Feb. 01, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced the Company’s planned participation at the upcoming 2022 Optical Fiber Communication Conference and Exhibition (OFC), being held in San Diego, California on March 6 – 10.

OFC is the world’s largest conference and exhibition for optical communications and networking professionals. This year’s premier event will bring together manufacturers, developers, end users and other business and technology leaders from 60+ countries seeking the future direction of the industry. POET will be exhibiting live in Booth 5301 in Hall B2 of the San Diego Convention Center and hosting a Gold-level sponsored virtual booth as well as showcasing in-person the Company’s latest news, products and technology demonstrations.

You may register to attend OFC at https://www.ofcconference.org/en-us/home/registration/. More information about POET can be found on the Company’s website, as well as LinkedIn and Twitter.

Expanded Investor and Public Relations Programs
In support of the Company’s plans to list shares on the Nasdaq Capital Market in Q1 of 2022, POET has taken a series of actions to expand and intensify its Investor and Public Relations programs with the objective of broadening both its retail and institutional investor base internationally. These actions include:

  Ensuring eligibility for current and future newly issued Common Shares to be qualified to use DTC and DRS electronic trading platforms, which will ease trading in the Company’s stock for all investors, especially those trading through self-directed, retail platforms and brokers on a global basis;
  Increased focus on existing and new coordinated programs for investor outreach, including:
    Working with branding experts to enhance the Company’s messaging to broader audiences, with planned programs to help address product branding and website redesign;
    Maintain analyst coverage from Zacks and continued active participation in financial conferences;
    Outreach to institutional investors through participation in non-deal roadshows;
    Recurring communication through press releases and business updates via teleconference or shareholder letters as well as analyst and institutional investor meetings coordinated by the Company’s current Investor Relations firm;
    Expand content creation using internal resources and consultants, including video production and media placements geared toward technology investors and industry executives, such as Forbes Technology, Medium.com and EE Times;
    Broaden and intensify social media outreach via a recently signed marketing agreement with North Equities.

Marketing Agreement with North Equities
The Company has entered into a marketing and consulting contract with Toronto-based marketing firm, North Equities. North Equities specializes in various social media platforms and will facilitate greater awareness and widespread dissemination of the Company's news. For a 12-month contract, the Company will pay North Equities $200,000 and 230,000 options, with the services and payments being divided into two six-month periods, cancellable after the first 6 months. North Equities does not currently own shares of the Company.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the completion of the Consolidation, Nasdaq listing, expanded investor and public relations program, success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of the Consolidation, Nasdaq listing, expanded investor and public relations program, completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, plans for and completion of projects by the Company’s joint ventures and third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure to receive regulatory approval for any of the foregoing, the failure of its products to meet performance requirements, operational risks in the completion of the Company’s anticipated projects, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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